V 216.736.7267
F 216.621.6536
E klm@kjk.com
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216.696.8700
www.kjk.com
Cleveland and Columbus
July 15, 2009
Via Edgar
United States Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549

Re:	Energy West, Incorporated Preliminary Proxy Statement on Schedule 14A
Ladies and Gentlemen:
Today, our client, Energy West, filed its Preliminary Proxy Statement on Schedule 14A with respect to its 2009 Annual Meeting of Shareholders. We wanted to bring to your attention that Energy West is in the process of completing the holding company reorganization that was the subject of Energy West’s no-action request (Energy West, Incorporated, January 15, 2008). The holding company reorganization should be completed by July 31, 2009. At that time, the holding company will become the registrant. Once this occurs, we will amend the Preliminary Proxy Statement so that the new holding company appears as the registrant.
If you have any questions or comments regarding this matter, please do not hesitate to contact me at 216-536-4009.
Sincerely,
/s/ Kathleen L. Mesel
Kathleen L. Mesel
Celebrating 40 Years of Expertise, Innovation and Excellence